SONIDA SENIOR LIVING, INC.

July 26, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Sonida Senior Living, Inc.

Registration Statement on Form S-3 (File No. 333-280906)

Request for Acceleration of Effectiveness

Ladies and Gentlemen:

Sonida Senior Living, Inc. (the “Company”) hereby respectfully requests that the effective date of the above referenced Registration Statement be accelerated to 3:30 p.m., Central Time, on July 30, 2024, or as soon as practicable thereafter.

Please notify Paul S. Conneely of Norton Rose Fulbright US LLP, counsel to the Company, at (214) 855-7478 upon the effectiveness of the Registration Statement or if you have any questions regarding this request.

Very truly yours,

SONIDA SENIOR LIVING, INC.

By:	/s/ David R. Brickman
Name:	David R. Brickman
Title:	Senior Vice President,
General Counsel and Secretary